                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                          KOLL REAL ESTATE GROUP, INC.
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                         (Title of Class of Securities)

                                   50043410 5
                                 (CUSIP Number)

                       Asher B. Edelman, 717 Fifth Avenue
               New York, New York 10022, Telephone: (212) 371-7711
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 1997
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50043410 5


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CUSIP No.  50043410 5                                    13D

Item 1.  Security and Issuer.
---------------------------------

         Item 1 is hereby restated as follows:

                  This amended statement on Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the "Common Stock") of Koll Real Estate Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the company is 4343 Von Karman Avenue, Newport Beach, California 92660. The Reporting Persons (filing as a group), while owning none of the Common Stock, are owners of shares of the Company's Series A Convertible Redeemable Preferred Stock (the "Preferred Stock"). The Preferred Stock is generally non-voting stock which is presently convertible on a share-for-share basis into shares of the Common Stock at the election of the holder.

Item 2.  Identity and Background.
----------------------------------------

         Item 2 is hereby restated as follows:

                  (a) This statement is filed as a joint statement pursuant to Rule 13d-1(f)(1) by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it
(ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation, ("Edelman Value Fund") with respect to the shares owned by it, (iii) A..B. Edelman Management Company, Inc., a New York corporation ("Edelman Management") as the sole general partner for Edelman Value Partners, with respect to the shares owned by Edelman Value Partners and (iv) Asher B. Edelman because of his position as Investment Manager for Edelman Value Fund and because of his position as President and sole Director of Edelman Management (collectively, the "Reporting Persons").

                  The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services [BVI] Ltd. And the business address of its sole officer and director is Residence Center, 1A Rue Du St. Espirit L-1475 Luxembourg, Luxembourg. The names of the director and executive officers of Edelman Management are set forth in Schedule A hereto.

                   (b) The address of the principal business and principal office of each of Edelman Management, and Edelman Value Partners is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman
Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities.

                  (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal occupations of Mr. Edelman and the remaining executive officers of Edelman Management are set forth in Schedule A hereto.

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CUSIP No. 50043410 5                13D

                  (d) None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                  (f) Asher B. Edelman is a citizen of the United States. All other natural persons referred to above or in the Schedules attached hereto are citizens of the United States except as noted in such Schedules.

Item 4.  Purposes of the Transaction.
-------------------------------------

         Item 4 is hereby amended and restated as follows:

                  The Reporting Persons have acquired the Preferred Stock shares indicated with the view toward and expectation of realizing a profit upon the investment because, in their opinion, such shares are undervalued by the market. They intend to closely monitor the developments of the Company, especially those developments pertaining to the proposal set forth in the Company's Proxy to issue Common Stock to the holders of Preferred Stock shares at a ratio of 1:1.75.

                  The Reporting Persons have initiated contacts, held telephonic discussions and exchanged correspondence with various members of Company's management, the Company's financial advisors, the bondholders' advisors and a major shareholder of the Company concerning the proposed financial restructuring of the Company and the possible adverse effects of such restructuring upon the interests of the holders of Preferred Stock given their existing rights relative to the rights of holders of the Common Stock. The Reporting Persons have likewise engaged legal counsel to review the ramifications of the share exchange proposed in the Proxy. Given the unfairness of the proposed exchange to the holders of the Preferred shares in the opinion of the Reporting Persons, the Reporting Persons may direct their legal counsel to institute any litigation which may be prudent to protect the interests of the Reporting Persons and other holders of Preferred shares who share their opinions.

                  The Reporting Persons will continue to closely monitor the affairs of the Company. The Reporting Persons may communicate with members of management, their advisors, other shareholders, their advisors and other interested parties with a view toward preserving existing rights and privileges granted to holders of Preferred Stock and toward maximizing the realizable value of their investment. Depending upon future developments, the plans of the Reporting Persons may change.

                  Notwithstanding anything to the contrary in the preceding paragraphs of this section, the Reporting Persons may, from time to time hereafter, either acquire or dispose of shares of the Company in the open market, in privately negotiated transactions, or otherwise, subject to applicable securities laws, as, if and when such acquisitions or sales are determined by the Reporting Persons, or any of them, to be in their best interests.

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CUSIP No. 50043410 5                  13D

Item 5.  Interest in Securities of the Issuer.
--------------------------------------------------
         Items 5(a) (b) and (c) are hereby amended and restated as follows:

                  (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 48,938,543 shares of Common Stock outstanding as of January 31, 1997, based upon information received from the Company and as reported on the Company's 10K for the year ending December 31, 1996.

     As of the close of business on May 7, 1997:

     (i) Edelman Management owns no shares of Common Stock or Preferred Stock. As sole general partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 1,330,700 shares of Preferred Stock (convertible to 1,330,700 Common shares) owned by Edelman Value Partners. Such shares constitute approximately 2.6% of the Common shares outstanding (based upon 50,269,243 Common shares which would be outstanding following conversion of the Preferred shares).

     (ii) Edelman Value Partners owns no shares of Common Stock and 1,330,700 shares of Preferred Stock, presently convertible into 1,330,700 Common shares, which constitute approximately 2.6% of the Common shares outstanding (based upon 50,269,243 Common shares which would be outstanding following conversion of the Preferred shares).

     (iii) Edelman Value Fund owns no shares of Common Stock and 2,685,000 shares of Preferred Stock, presently convertible into 2,685,000 Common shares, which constitute approximately 5.2% of the Common shares outstanding (based upon 51,623,543 Common shares which would be outstanding following conversion of the Preferred shares).

     (iv) Asher B. Edelman owns no shares of Common Stock or Preferred Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 1,330,700 shares of Preferred Stock owned by Edelman Value Partners and the 2,685,000 shares of Preferred Stock owned by Edelman Value Fund (convertible in the aggregate to 4,015,700 Common shares). Such shares constitute 7.6% of the Common shares outstanding (based upon 52,954,243 Common shares outstanding following conversion of the Preferred shares).

     (b) Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners.

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
CUSIP No. 50043410 5                    13D

     Edelman Value Fund has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

     (c) All transactions in the Common Stock (including Preferred Stock presently convertible into Common Stock) within the 60 days preceding this statement by the Reporting Persons and, to the best knowledge of the Reporting Persons, by other persons referred to in Item 5(a) are reported on Schedule B hereto. Except as otherwise noted, all such transactions were open market transactions.

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

CUSIP No. 50043410 5                   13D


                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 8, 1997


                         /S/_________________________________________
                         ASHER B. EDELMAN
                         Asher B. Edelman, individually and as attorney-in-fact for each of Edelman Value Partners, Edelman Value Fund, Ltd., and A. B. Edelman Management Company, Inc. under powers of attorney

CUSIP No. 500434010 5                  13D

                                   SCHEDULE A

                       Director and Executive Officers of
                      A. B. Edelman Management Company Inc.

                                                       Present
    Name              Business Address           Principal Occupation

Asher B. Edelman      85 Av. General Guisan      General Partner, Asco Partners, a general
                      Ch-1009 Pully              partner of Edelman Securities Company
                      Switzerland                General Partner, Plaza Securities Company
                                                 (investment partnership); Chairman of the Board
                                                 and Chief Executive Officer,
                                                 Datapoint Corporation (telecommunication
                                                 company); Investment Manager, Edelman Value
                                                 Fund, Ltd., (investment entity) Chairman of the
                                                 Board, Canal Capital Corporation (art
                                                 and real estate investment)

Additional Executive Officers:

Irving Garfinkel      717 Fifth Avenue           General Partner, Asco Partners, a general partner
                      New York, NY 10022         of Edelman   Securities   Company   (broker-dealer);
                                                 General  Partner  and  Controller,  Plaza  Securities
                                                 Company (investment partnership)

Gerald N. Agranoff    717 Fifth Avenue           General Partner, Asco Partners, a general partner
                      New York, NY 10022         of  Edelman   Securities   Company   (broker-dealer);
                                                 General   Partner  and  Counsel,   Plaza   Securities
                                                 Company (investment partnership)



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
CUSIP No. 50043410 5                   13D

                                   SCHEDULE B

           Transactions in Koll Real Estate Group Class A Common Stock [Including Series A Convertible Redeemable Preferred Stock
                 ("Pfd") convertible into Class A Common Stock]

                                        No. Shares
 Date       Name                      Bought (Sold)            Price


 3/31/97   Edelman Value Partners     10,000 Pfd               .28375
 3/31/97   Edelman Value Partners     12,000 Pfd               .26646
 3/31/97   Edelman Value Fund         20,000 Pfd               .28275
 3/31/97   Edelman Value Fund         10,000 Pfd               .28375
 4/02/97   Edelman Value Partners      5,000 Pfd               .22175
 4/07/97   Edelman Value Fund          5,000 Pfd               .25300
 4/07/97   Edelman Value Partners     10,000 Pfd               .25150
 4/08/97   Edelman Value Partners     10,000 Pfd               .25300
 4/09/97   Edelman Value Fund          5,000 Pfd               .25300
 4/14/97   Edelman Value Partners     10,000 Pfd               .23738
 4/18/97   Edelman Value Partners     10,000 Pfd               .22175
 4/24/97   Edelman Value Fund          5,000 Pfd               .22175
 4/25/97   Edelman Value Fund          5,000 Pfd               .22175
 4/30/97   Edelman Value Fund          5,000 Pfd               .22175
 4/30/97   Edelman Value Partners      5,000 Pfd               .22175
 4/30/97   Edelman Value Partners      2,000 Pfd               .21062
 5/02/97   Edelman Value Fund          5,000 Pfd               .20612
 5/05/97   Edelman Value Fund          5,000 Pfd               .20612
 5/07/97   Edelman Value Partners      5,000 Pfd               .20612
 5/07/97   Edelman Value Partners      5,000 Pfd               .22175

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